

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 28, 2016

Suthep Thepchit
Chief Executive Officer
Eternal Speech, Inc.
156/13 Moo 10 Nongprue
Banglamung Chonburi 20150
Thailand

> **Re: Eternal Speech, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed November 21, 2016**
> **File No. 333-205720**

Dear Mr. Thepchit:

Our preliminary review of your amended registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form.

Specifically, we are unable to complete a review of this filing due to the absence of current financial statements. Please amend your registration statement to include the appropriate financial statements as required by Rule 8-08 of Regulation S-X and revise your disclosure as necessary.

For this reason, we will not perform a detailed examination of this filing and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services